UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934

BISCAYNE ACQUISITION GROUP, INC.
(Name of Small Business Issuer in its charter)

Florida	20-8090928
(State or other jurisdiction of	(IRS Employer Identification No.)
incorporation or organization)

5775 Blue Lagoon Drive, Suite 100, Miami, Florida	33126
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (786) 888-4567

Securities to be registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.001 Per Share
(Title of class)

PART I

Item 1.   Description of Business

Business Development

Biscayne Acquisition Group, Inc. (the "Company", "our", "us" or "we") was incorporated under the laws of the State of Florida on December 22, 2006. We have been in the developmental stage since inception and have conducted virtually no business operations, other than organizational activities and preparation of this registration statement on Form 10-SB.  We have no full-time employees and own no real estate or personal property.  We were formed as a vehicle to pursue a business combination and have made no efforts to identify a possible business combination. As a result, we have not conducted negotiations or entered into a letter of intent concerning any target business. Our business purpose is to seek the acquisition of, or merger with, an existing company.

Business of Issuer

Our discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to restrict our virtually unlimited discretion to search for and enter into potential business opportunities.

Based on proposed business activities, we are a "blank check" company. The U.S. Securities and Exchange Commission (the "SEC") defines those companies as "any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies." Under SEC Rule 12b-2 under the Securities Act of 1933, as amended (the "Securities Act"), we also qualify as a "shell company," because we have no or nominal assets (other than cash) and no or nominal operations. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. No trading market currently exists for our securities, and Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, or to register any securities under the Securities Act or state blue sky laws or the regulations thereunder until we have successfully concluded a business combination. We intend to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

We were organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation.  Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. We will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

We have conducted no business operations to date and expect to conduct none in the future, other than our efforts to effectuate a business combination. We, therefore, can be characterized as a "shell" corporation. As a "shell" corporation, we face risks inherent in the investigation, acquisition, or involvement in a new business opportunity. Further, as a "development stage" or "start-up" company, we face all of the unforeseen costs, expenses, problems, and difficulties related to such companies, including whether we will continue to be a going concern entity for the foreseeable future.

There are no acquisitions, business combinations, or mergers pending or which have occurred involving the Company. Presently, we have no plans, proposals, agreements, understandings or arrangements of any kind or nature whatsoever to acquire or merge with any specific business or company, and we have not identified any specific business or company for investigation and evaluation.

Upon the effectiveness of this Registration Statement, we will commence the search for a suitable target business.  The analysis of new business opportunities will be undertaken by, or under the supervision of, Ms. Luz M. Weigel, our sole officer and director, and by our shareholder, Charles J. Scimeca.  We have unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In our efforts to analyze potential acquisition targets, we will consider the following kinds of factors:

•           Potential for growth, indicated by new technology, anticipated market expansion or new products;

•           Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

•           Strength and diversity of management, either in place or scheduled for recruitment;

•           Capital requirements and anticipated availability of required funds, to be provided by the Registrant or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

•           The cost of participation by the Registrant as compared to the perceived tangible and intangible values and potentials;

•           The extent to which the business opportunity can be advanced;

•           The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

•           Other relevant factors.

In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to our limited capital available for investigation, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

We anticipate that we will locate and make contact with target businesses primarily through the reputation and efforts of our shareholder, Charles J. Scimeca., who intends to meet personally with existing management and key personnel, visit and inspect material facilities, assets, products and services belonging to such prospects, or undertake such reasonable investigation as it deems appropriate. Mr. Scimeca has a network of business contacts, and we anticipate that prospective target businesses will be referred to us through this network of contacts.

In connection with our evaluation of a prospective target business, our sole officer and director and our other shareholder, anticipate that they will conduct a due diligence review which will encompass, among other things, meetings with incumbent management and inspection of facilities, as well as review of financial or other information which will be made available to us. The time and costs required to select and evaluate a target business, including conducting a due diligence review, negotiating relevant agreements and preparing requisite documents for filing pursuant to applicable Federal securities laws, state blue sky laws, foreign securities laws, if any, and corporation laws cannot presently be ascertained with any degree of certainty.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable and may reduce the amount of capital available to otherwise complete a business combination or for the resulting entity to utilize. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in a loss to us of the related costs incurred.

We presently have no employees apart from our management. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

Our officer and sole director is engaged in outside business activities and anticipates that she will devote to our business very limited time until the acquisition of a successful business opportunity has been identified.  However, our sole officer and director will devote such time as she deems reasonably necessary to carry out the business and affairs of the Company, including, with the anticipated assistance of Mr. Scimeca, the evaluation of potential target businesses and the negotiation of a business combination, and, as a result, the amount of time devoted to our business and affairs may vary significantly depending upon, among other things, whether we have identified a target business or are engaged in active negotiations of a business combination.

Although we have no commitments as of the date of this registration statement to issue any shares of common stock, preferred stock, options or warrants or other equity consideration, we will, in all likelihood, issue a substantial number of additional securities in connection with the consummation of a business combination. To the extent that such additional securities are issued, dilution to the interests of our shareholders will inevitably occur. Additionally, if a substantial number of shares of common stock are issued in connection with the consummation of a business combination, a change in our control will occur which will also likely affect, among other things, our ability to utilize net operating loss carry forwards, if any.

Any such change in control will likely result in the resignation or removal of our sole officer and director. If there is a change in the person serving as sole officer and director, no assurance can be given as to the experience or qualifications of our new management. Our sole officer and director considers it likely that in order to consummate a business combination, a change in control will ultimately occur; therefore, she anticipates offering not less than a controlling interest to a target business in order to effectuate a business combination. This will require the consent of Mr. Scimeca to achieve.

Our sole officer and director may actively negotiate for or otherwise consent to the disposition of any portion of her common stock as a condition to or in connection with a business combination. Therefore, it is possible that the terms of any business combination will provide for the sale of all or any portion of the shares of common stock owned beneficially by our sole officer and director.  If we have additional shareholders at the time a business combination is effected, it is possible that none of our other shareholders other than our current majority shareholders will be afforded the right to sell their shares of common stock in connection with a business combination pursuant to the same terms that our current shareholders will be provided.

There are currently no limitations relating to our ability to borrow funds to increase the amount of capital available to us to effect a business combination or otherwise finance the operations of the target business. However, our limited resources and lack of operating history could make it difficult for us to borrow additional funds from other sources. The amount and nature of any borrowings by us will depend on numerous considerations, including our capital requirements, potential lenders' evaluation of our ability to meet debt service on borrowings and the then prevailing conditions in the financial markets, as well as general economic conditions. We do not have any arrangements with any bank or financial institution to secure additional financing and there can be no assurance that such arrangements, if required or otherwise sought, would be available on terms commercially acceptable or otherwise in our best interests. Our inability to borrow funds required to effect or facilitate a business combination, or to provide funds for an additional infusion of capital into a target business, may have a material adverse effect on our financial condition and future prospects, including the ability to effect a business combination. To the extent that debt financing ultimately proves to be available, any borrowings may subject us to various risks traditionally associated with indebtedness, including the risks of interest rate fluctuations and insufficiency of cash flow to pay principal and interest. Furthermore, a target business may have already incurred debt financing and, therefore, all the risks inherent thereto.

If our securities are issued as part of an acquisition, such securities are required to be issued either in reliance upon exemptions from registration under applicable Federal or state securities laws or registered for public distribution. We intend to primarily target only those companies where an exemption from registration would be available; however, since the structure of the business combination has yet to be determined, no assurances can be made that we will be able to rely on such exemptions. Registration of securities typically requires significant costs and time delays are typically encountered. In addition, the issuance of additional securities and their potential sale in any trading market which might develop in our common stock, of which there is presently no trading market and no assurances can be given that one will develop, could depress the price of our common stock in any market which may develop in our common stock. Further, such issuance of additional securities would result in a decrease in the percentage ownership of our shareholders.

Due to our small size and limited amount of capital, our ability to raise additional capital, if and when needed, could be constrained. Until such time as any enterprise, product or service which we acquire generates revenues sufficient to cover operating costs, it is conceivable that we could find ourselves in a situation where we need additional funds in order to continue our operations. This need could arise at a time when we are unable to borrow funds and when market acceptance for the sale of additional shares of our common stock does not exist. See Item 2, "Management's Discussion and Analysis or Plan of Operation".

We have neither the present intention, nor does the present potential exist for us, to consummate a business combination with a target business in which our sole officer and director or her affiliates or associates, directly or indirectly, have a pecuniary interest, although no existing corporate policies would prevent this from occurring. Although there are no current plans to do so, we may engage the services of professional firms that specialize in finding business acquisitions and pay a finder's fee or other compensation. Since we have no current plans to utilize any outside consultants or advisors to assist in a business combination, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of our limited resources, it is likely that any such fee we agree to pay would be paid in cash and/or shares of our common stock. In no event will we pay a finder's fee or commission to any officer or director or to any entity with which they are affiliated for such service. Moreover, in no event shall we issue any of our securities to any of our officers, directors, or promoters, if any, or any of their respective affiliates or associates, in connection with activities designed to locate a target business.

Investment Company Act and Other Regulation

We may participate in a business combination by purchasing, trading or selling the securities of such target business. We do not, however, intend to engage primarily in such activities.  Specifically, we intend to conduct our activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Act"), and, therefore, to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

We will not enter into any business combination until the target business has obtained the requisite audited financial statements required to be included in a report on Form 8-K to be filed by us with the SEC pursuant to the requirements of Form 8-K, the Exchange Act, and the applicable rules and regulations thereunder.

No assurances are given that subsequent to such a business combination that a trading market in our securities will develop, or, if such a trading market is developed, that it can be maintained with liquidity. We presently have 100,000,000 shares of common stock authorized, and 5,000,000 shares of preferred stock authorized, of which 4,000,000 shares of common stock are currently issued and outstanding. None of these outstanding shares have been registered under the Securities Act, and all of which are deemed to be "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, because such shares were issued in a private placement transaction to "accredited investors" not involving a public offering. These shares cannot be resold under Rule 144 but must be registered under the Securities Act. As of the date hereof, we have not provided to any shareholder registration rights to register under the Securities Act any shares of common stock of the Company. See "Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters".

We cannot estimate the time that it will take to effectuate a business combination. It could be time consuming; possibly in excess of many months or years. Additionally, no assurance can be made that we will be able to effectuate a business combination on favorable terms, or, if such a business combination can be effected at all. We might identify and effectuate a business combination with a target business which proves to be unsuccessful for any number of reasons, many of which are due to the fact that the target business is not identified at this time. If this occurs, the Company and its shareholders might not realize any type of profit.

No assurances can be given that we will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

Form of Acquisition

The manner in which we participate in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of our company and the promoters of the opportunity, and the relative negotiating strength of our company and such promoters.

As a general rule, federal and state tax laws and regulations have a significant impact upon the structuring of business combinations. We will evaluate the possible tax consequences of any prospective business combination and will endeavor to structure a business combination so as to achieve the most favorable tax treatment for us, the target business and their respective stockholders. There can be no assurance that the Internal Revenue Service or relevant state tax authorities will ultimately assent to our proposed tax treatment of a particular business combination.

 It is likely that we will acquire our participation in a business opportunity through the issuance of our own stock or other securities of our company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), depends upon whether the owners of the acquired business own 80% or more of the voting stock of the surviving entity. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Code, all prior stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares. Under other circumstances, depending upon the relative negotiating strength of the parties, prior stockholders may retain substantially less than 20% of the total issued and outstanding shares of the surviving entity. This could result in substantial additional dilution to the equity of those who were stockholders of our company prior to such reorganization.

To the extent the Internal Revenue Service or any relevant state tax authorities ultimately prevail in recharacterizing the tax treatment of a business combination, there may be adverse tax consequences to us, the target business and their respective stockholders. Tax considerations, as well as other relevant factors, will be evaluated in determining the precise structure of a particular business combination, which could be effected through various forms of a merger, consolidation or stock or asset acquisition.

Our present stockholders will likely not have control of a majority of the voting shares following a reorganization transaction. As part of such a transaction, all or a majority of our directors may resign and new directors may be appointed without any vote by stockholders.

 In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders, other than our current stockholders. In the case of a statutory merger or consolidation directly involving our company, it will likely be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of the outstanding shares. The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. Most likely, management will seek to structure any such transaction so as not to require stockholder approval.

Voluntary Exchange Act Registration

We are voluntarily filing this Registration Statement with the SEC, but we are under no obligation to do so pursuant to the requirements of the Exchange Act.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

We were organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. We will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

We may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

We do not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in our treasury, if any, or with additional money contributed by our stockholders, or another source.

During the next 12 months, we anticipate incurring costs related to filing of Exchange Act reports and costs relating to consummating an acquisition. We believe we will be able to meet these costs through use of funds in our treasury and additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors.

We have not had any preliminary contact or discussions with any representative of any other entity regarding a business combination with us. Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management's plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

We anticipate that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital that we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Risk Factors

1.           OUR BUSINESS IS DIFFICULT TO EVALUATE BECAUSE WE HAVE NO OPERATING HISTORY.

As we have no operating history or revenue and only minimal assets, there is a risk that we will be unable to consummate a business combination. We have had no recent operating history nor any revenues or earnings from operations since inception. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. We cannot assure you that we can identify a suitable business opportunity and consummate a business combination.

2.           THERE IS COMPETITION FOR THOSE PRIVATE COMPANIES SUITABLE FOR A MERGER TRANSACTION OF THE TYPE CONTEMPLATED BY MANAGEMENT.

We are in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination. We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with, and acquisitions of, small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

3.           FUTURE SUCCESS IS HIGHLY DEPENDENT ON THE ABILITY OF MANAGEMENT TO LOCATE AND ATTRACT A SUITABLE ACQUISITION.

The nature of our operations is highly speculative and there is a consequent risk of loss of your investment. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

While seeking a business combination, management anticipates devoting no more than a few hours per week to our company's affairs in total. Our director has not entered into a written employment agreement with us and is not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

4.           LIMITED ABILITY TO EVALUATE TARGET BUSINESS’ MANAGEMENT

While our ability to successfully effect a business combination will be dependent upon certain key personnel, the future role of such personnel in the target business cannot presently be stated with any certainty. There can be no assurance that our sole officer and director will remain associated in any operational capacity with us following a business combination. Moreover, there can be no assurances that our sole officer and director will have any experience or knowledge relating to the operations of the particular target business. Furthermore, although we intend to scrutinize the management team of a prospective target business in connection with evaluating the desirability of effecting a business combination with such target business, there can be no assurances that our assessment of such management team will prove to be correct, especially since our sole officer and director is not a professional business analyst. See "Directors, Executive Officers, Promoters and Control Persons".

Accordingly, we may be completely dependent on the ability of the management team of the target business who are unidentifiable as of the date hereof. In addition, there can be no assurances that such future management team will have the necessary skills, qualifications or abilities to manage a public company. We may also seek to recruit additional managers to supplement the incumbent management team of the target business. There can be no assurances that we will have the ability to recruit such additional managers, or that such additional managers will have the requisite skill, knowledge or experience necessary or desirable to enhance the incumbent management team.

5.           NO OPPORTUNITY FOR NON-AFFILIATE SHAREHOLDER EVALUATION OR APPROVAL OF BUSINESS COMBINATIONS

Our non-affiliate shareholders, if any, will, in all likelihood, not receive nor otherwise have the opportunity to evaluate any financial or other information which will be made available to us in connection with selecting a potential business combination until after we have entered into an agreement to effectuate a business combination. Such agreement to effectuate a business combination, however, will be subject to shareholder approval pursuant to applicable law. As a result, our non-affiliate shareholders, if any, will be almost entirely dependent on the judgment and experience of our sole officer and director, her advisors, and perhaps also with the judgment of our  other shareholder, in connection with the selection and ultimate consummation of a business combination. In addition, under Florida law, the form of business combination could have an impact upon the availability of dissenters' rights (i.e., the right to receive fair payment with respect to our common stock) to shareholders disapproving the proposed business combination. See Item 1, "Description of Business - `Business of Issuer" and Item 7, "Certain Relationships and Related Transactions and Director Independence".

6.           THE COMPANY HAS NO EXISTING AGREEMENT FOR A BUSINESS COMBINATION OR OTHER TRANSACTION.

  There are no acquisitions, business combinations, or mergers pending or which have occurred involving the Company. Presently, we have no plans, proposals, agreements, understandings or arrangements of any kind or nature whatsoever to acquire or merge with any specific business or company, and we have not identified any specific business or company for investigation and evaluation.

7.           THE TIME AND COST OF PREPARING A PRIVATE COMPANY TO BECOME A PUBLIC REPORTING COMPANY MAY PRECLUDE US FROM ENTERING INTO A MERGER OR ACQUISITION WITH THE MOST ATTRACTIVE PRIVATE COMPANIES.

Target companies that fail to comply with SEC reporting requirements may delay or preclude acquisition. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

8.           THE COMPANY MAY BE SUBJECT TO FURTHER GOVERNMENT REGULATION WHICH WOULD ADVERSELY AFFECT OUR OPERATIONS.

Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act, since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the Investment Company Act and, consequently, violation of the Investment Company Act could subject us to material adverse consequences.

9.           ANY POTENTIAL ACQUISITION OR MERGER WITH A FOREIGN COMPANY MAY SUBJECT US TO ADDITIONAL RISKS.

If we enter into a business combination with a foreign concern, we will be subject to risks inherent in business operations outside of the United States. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

10.           THERE IS CURRENTLY NO TRADING MARKET FOR OUR COMMON STOCK, AND LIQUIDITY OF SHARES OF OUR COMMON STOCK IS LIMITED.

Our shares of common stock are not registered under the securities laws of any state or other jurisdiction, and accordingly there is no public trading market for our common stock. Further, no public trading market is expected to develop in the foreseeable future unless and until we complete a business combination with an operating business and thereafter file a registration statement under the Securities Act. Therefore, outstanding shares of our common stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations. Shares of our common stock cannot be sold under the exemptions from registration provided by Rule 144 under, or Section 4(1) of, the Securities Act, in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business Policy of the SEC’s Division of Corporation Finance, to Ken Worm of NASD Regulation, dated January 21, 2000. This letter provides that certain private transfers of the shares also may be prohibited without registration under federal securities laws. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

Penny Stock Regulations - State Blue Sky Restrictions - Restrictions on Marketability.

The SEC has adopted regulations which generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, which are, generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser's written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of any shareholder to sell shares of common stock in the secondary market.

In addition, the SEC has adopted a number of rules to regulate "penny stocks". Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-9 under the Exchange Act. Because our securities may from time to time, and at the present time, constitute "penny stocks" within the meaning of these rules, the rules would apply to the Company and to its securities. These rules may further affect the ability of our sole shareholder and other shareholders, if any, to sell their shares in any public market which might develop.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include the following:

•	control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

•	manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

•	"boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons;

•
excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

We are aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, our sole officer and director will strive within the confines of practical limitations and applicable laws and regulations to prevent the described patterns from being established with respect to our securities.

11.             WE HAVE NEVER PAID DIVIDENDS ON OUR COMMON STOCK.

We have never paid dividends on our common stock and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into the Company to further its business strategy.

12.              THE COMPANY MAY BE SUBJECT TO CERTAIN TAX CONSEQUENCES IN OUR BUSINESS, WHICH MAY INCREASE OUR COST OF DOING BUSINESS.

We may not be able to structure our acquisition to result in tax-free treatment for the companies or their stockholders, which could deter third parties from entering into certain business combinations with us or result in being taxed on consideration received in a transaction. Currently, a transaction may be structured so as to result in tax-free treatment to both companies, as prescribed by various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity; however, we cannot guarantee that the business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

13.              OUR BUSINESS WILL HAVE NO REVENUES UNLESS AND UNTIL WE MERGE WITH OR ACQUIRE AN OPERATING BUSINESS.

We are a development stage company and have had no revenues from operations. We may not realize any revenues unless and until we successfully merge with or acquire an operating business.

14.              THE COMPANY MAY ISSUE MORE SHARES IN A MERGER OR ACQUISITION, WHICH WILL RESULT IN SUBSTANTIAL DILUTION.

Our Amended and Restated Articles of Incorporation authorize the issuance of a maximum of 100,000,000 shares of common stock and a maximum of 5,000,000 shares of preferred stock. Any merger or acquisition effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. Moreover, the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm's-length basis by our management, resulting in an additional reduction in the percentage of common stock held by our then existing stockholders. Our board of directors has the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of common stock or preferred stock are issued in connection with a business combination or otherwise, dilution to the interests of our stockholders will occur and the rights of the holders of common stock might be materially and adversely affected.

15.              THE COMPANY HAS NOT CONDUCTED MARKET RESEARCH OR IDENTIFICATION OF BUSINESS OPPORTUNITIES, WHICH MAY AFFECT OUR ABILITY TO IDENTIFY A BUSINESS TO MERGE WITH OR ACQUIRE.

We have neither conducted nor have others made available to us results of market research concerning prospective business opportunities. Therefore, we have no assurances that market demand exists for a merger or acquisition as contemplated by us. Our management has not identified any specific business combination or other transactions for formal evaluation by us, such that it may be expected that any such target business or transaction will present such a level of risk that conventional private or public offerings of securities or conventional bank financing will not be available. There is no assurance that we will be able to acquire a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our stockholders.

16.              BECAUSE WE MAY SEEK TO COMPLETE A BUSINESS COMBINATION THROUGH A "REVERSE MERGER", FOLLOWING SUCH A TRANSACTION WE MAY NOT BE ABLE TO ATTRACT THE ATTENTION OF MAJOR BROKERAGE FIRMS.

Additional risks may exist since we will assist a privately held business to become public through a "reverse merger." Securities analysts of major brokerage firms may not provide coverage of us since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.

17.              WE CANNOT ASSURE YOU THAT FOLLOWING A BUSINESS COMBINATION WITH AN OPERATING BUSINESS, OUR COMMON STOCK WILL BE LISTED ON NASDAQ OR ANY OTHER SECURITIES EXCHANGE.

Following a business combination, we may seek the listing of our common stock on NASDAQ or another securities exchange. However, we cannot assure you that following such a transaction, we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our common stock on either of those or any other stock exchange. After completing a business combination, until our common stock is listed on the NASDAQ or another stock exchange, we may seek to become eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the "pink sheets," where our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock. In addition, we would be subject to an SEC rule that, if it failed to meet the criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital following a business combination.

18.              WE ARE AUTHORIZED TO ISSUE PREFERRED STOCK.

Our Amended and Restated Articles of Incorporation authorize the issuance of up to 5,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by the board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Although we have no present intention to issue any shares of authorized preferred stock, there can be no assurance that we will not do so in the future.

19.             DIRECTOR CONFLICTS OF INTEREST

Our sole officer and director is not required to commit her full time to our affairs and, accordingly, such person may have a conflict of interest in allocating management time among various business activities. Our sole officer and director engages in other business activities similar and dissimilar to those we are engaged in with any limitations or restrictions applicable to such activities. To the extent that such persons engage in such other activities, they will have possible conflicts of interest in diverting opportunities to other companies, entities or persons with which they are or may be associated or have an interest, rather than diverting such opportunities to us. As no policy has been established for the resolution of such a conflict, we could be adversely affected should our sole officer and director choose to place her other business interests before ours. No assurance can be given that such potential conflicts of interest will not cause us to lose potential opportunities. Our sole officer and director may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our sole officer and director may have conflicts of interest in determining which entity a particular business opportunity should be presented. Accordingly, as a result of multiple business affiliations, our sole officer and director may have similar legal obligations relating to presenting certain business opportunities to multiple entities. In addition, conflicts of interest may arise in connection with evaluations of a particular business opportunity by the board of directors with respect to the foregoing criteria. There can be no assurances that any of the foregoing conflicts will be resolved in our favor. We may also consider business combinations with entities owned or controlled by persons other than those persons described above. There can be no assurances that any of the foregoing conflicts will be resolved in our favor.

Our sole officer and director may actively negotiate for or otherwise consent to the disposition of all or any portion of her shares of common stock, as a condition to, or in connection, with a business combination. Therefore, it is possible that the terms of any business combination will provide for the sale of all or a portion of the shares of common stock held by such shareholder. In the event that such a sale occurs, the Company's sole officer and director intends to approve the business combination pursuant to Section 607.0902(2)(d)(7) of the Florida Business Corporation Act, which will have the effect of removing the transaction from the purview of the control-share acquisition statute promulgated under Section 607.0902 of the Florida Business Corporation Act. Thus, it is likely that no other shareholders, if any, will be afforded the right to sell shares of common stock in connection with a business combination pursuant to the same terms that our sole officer and director will be provided. Also, such other shareholders, if any, will not be afforded an opportunity to approve or consent to the purchase of all or any portion of the shares of common stock being sold by our sole officer and director. See Item 1, "Description of Business - `Business of Issuer".

ITEM 3. DESCRIPTION OF PROPERTY

The principal office of the Company is located at 5775 Blue Lagoon Drive, Suite 100, Miami, Florida 33126, at the office of our director. This space is provided to us rent-free. We believe these facilities are adequate to serve our needs until such time as a business combination, if any, occurs. We expect to be able to utilize these facilities, free of charge, until such time as a business combination, if any, occurs.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this filing, the number of shares of common stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding common stock of our company.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Class

Luz M. Weigel(1) (2) 5775 Blue Lagoon Drive Suite 100 Miami, Florida 33126	2,000,000	50%

All Officers and Directors as a Group	2,000,000	50%
5% Shareholders

Charles J. Scimeca 9040 Town Center Parkway Bradenton, Florida 34202	2,000,000	50%

(1)	Ms. Weigel is the President, Secretary, Treasurer and sole director of the Company.

(2)	Ms. Weigel’s beneficial interest is held by Waterford Capital Group, Inc., a company in which she and her husband Russell C. Weigel, III, are the owners as tenants by the entirety.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

Our executive officers and directors and additional information concerning them are as follows:

Name	Age	Position
Luz M. Weigel	42	President, Secretary, Treasurer and Director

Luz M. Weigel

Luz M. Weigel has been the Company's President, Secretary, Treasurer and Director since December 22, 2006.   From 1996 to the present, Ms. Weigel has been an officer and director of Sojourn Travel Consultants, Inc. in Miami, Florida, which is her primary employment position.  Ms. Weigel is a director of Capital Equity Finance, Inc., a reporting company, which is identical in structure to the Company and occupies approximately the same amount of Ms. Weigel’s time as her duties to the Company.  Ms. Weigel may seek to register additional shell companies in the near future.  Ms. Weigel also continues to be professionally known by her maiden name, Luz M. Chaoui.  Ms. Weigel has not been involved in legal proceedings during the past five years that are material to an evaluation of any director, executive officer, promoter or control person of the Company.

There are no agreements or understandings for Ms. Weigel, our sole officer and director, to resign at the request of another person or act on behalf of, or at the discretion of, any other person. There are no agreements or understandings for Ms. Weigel to devote her sole and exclusive efforts to the management of our business. In fact, Ms. Weigel plans to maintain her current position as president of Sojourn Travel Consultants, Inc., and cannot devote her sole and exclusive efforts to the management of our business.  Until such time as a business combination occurs, Ms. Weigel, our sole officer and director, does not expect any change in our management.

Term of Office

The term of office of each director expires at our annual meeting of stockholders or until their successors are duly elected and qualified.

Significant Employees

We have no significant employees other than our officer and director, Ms. Weigel.

Family Members

There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.  There is a family relationship between our director, the owners of Waterford Capital Group, Inc., and the Company’s outside legal counsel, Russell C. Weigel, III, P.A.  See Item 7, “Certain Relationships and Related Transactions.”

Audit Committee

The board of directors acts as the Audit Committee and the Board has no separate committees. We have no qualified financial experts at this time because we have not been able to hire a qualified candidate.  Further, we believe that we have inadequate financial resources at this time to hire such an expert. We intend to continue to search for a qualified individual for hire.

Promoters and Control Persons

The following entity and individual are founders of the Company and current shareholders:

Charles J. Scimeca.

Charles J. Scimeca is a 50% owner of the common stock of the Company.  He paid $2,000.00 for his founding share subscription of 2,000,000 shares and has contributed an additional $1,000.00 in funds to the Company.  He is engaged in various businesses. He is a licensed real estate and mortgage broker in Florida and is frequently engaged by companies to provide investor relations and business consulting services. Mr. Scimeca provides real estate and mortgage services under his individual name and under Coast To Coast Realty Group, Inc., a Florida corporation. Mr. Scimeca is the president and one-third shareholder of Coast To Coast Equity Group, Inc., a Florida corporation. Through Coast To Coast Equity Group, Inc., Mr. Scimeca provides business consulting services.  Mr. Scimeca has been an investor in a shell corporation called Quetzal Capital 1, Inc., which later merged with a private operating company for whom Mr. Scimeca continues to provide business consulting services.  Mr. Scimeca has not been involved in legal proceedings during the past five years that are material to an evaluation of any promoter or control person of the Company.

Waterford Capital Group, Inc.

Waterford Capital Group, Inc., a Florida corporation, is the beneficial owner of 50% of the issued and outstanding shares of the Company.  Luz M. Weigel is the sole officer and director of Waterford Capital Group, Inc.  Luz M. Weigel and her husband Russell C. Weigel, III, are the 100% owners of Waterford Capital Group, Inc. as tenants by the entirety.  Waterford Capital Group, Inc. was formed as a personal holding company for investments.  Waterford Capital Group, Inc. paid $2,000.00 for its founding share subscription and has contributed an additional $280.00 to the Company.  Also, Russell C. Weigel, III, P.A., a related party of the Company’s President, contributed professional services to the Company on behalf of Waterford Capital Group, Inc. in the amount of $750.00.  The value of services was based upon the fair value of the services provided. Neither Waterford Capital Group, Inc., nor its shareholders, has been involved in legal proceedings during the past five years that are material to an evaluation of any promoter or control person of the Company.

ITEM 6. EXECUTIVE COMPENSATION

Our officer and director does not receive any compensation for her services rendered to us, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with us. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. Our sole officer and director intends to devote no more than a few hours a week to our affairs.

The officer and director will not receive a finder's fee or other compensation, either directly or indirectly, as a result of her efforts to implement our business plan outlined herein.

It is possible that, after we successfully consummate a business combination with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of our management for the purposes of providing services to the surviving entity. However, we have adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision whether to undertake any proposed transaction.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by us for the benefit of our employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Luz M. Weigel, the Company’s sole officer and director, and her husband Russell C. Weigel, III, are the shareholders of Waterford Capital Group, Inc., as tenants by the entirety.  Waterford Capital Group, Inc. is a 50% shareholder of the Company.

Russell C. Weigel, III is also the president of Russell C. Weigel, III, P.A, a law firm.  Russell C. Weigel, III, P.A. is both counsel to the Company and participated in the formation of the Company on behalf of its founders.  The services of Russell C. Weigel, III, P.A. are not billed to the Company, but the value of the services provided is recorded on the Company’s books and records.

Neither our sole officer and director nor any promoter or affiliate have, or proposes to have, any direct or indirect material interest in any asset proposed to be acquired through security holdings, contracts, options, or otherwise.

It is not currently anticipated that any salary, consulting fee, or finder's fee shall be paid to our sole officer and director, or to any other affiliate, if any. See Item 6, "Executive Compensation".

Our sole officer and director, who is also deemed to beneficially own all of the shares of common stock held by Waterford Capital Group, Inc., may actively negotiate for or otherwise consent to the disposition of any portion of the outstanding shares of common stock, as a condition to or in connection with a business combination. Therefore, it is possible that the terms of any business combination will provide for the sale of some or all of the shares of common stock held by the director and/or by one or more of the other shareholders. However, it is possible that other shareholders, if any, of the Company will not be afforded the right to sell all or a portion of their shares of common stock in connection with a business combination pursuant to the same terms pertaining to our director’s, and/or other shareholder’s, beneficially owned shares. Also, such other shareholders, if any, may not be afforded an opportunity to approve or consent to the sale of the director’s or other shareholder’s shares of common stock in connection with a business combination. See also, Item 1, "Description of Business" and Item 2, “Management’s Discussion and Analysis or Plan of Operation – Risk Factors.” It is more likely than not that any sale of securities by our founding shareholders to an acquisition candidate would be at a price substantially higher than that originally paid by such founders. Any payment to such founding shareholder in the context of an acquisition involving us would be determined entirely by largely unforeseeable terms of a future agreement with an unidentified business entity. See, e.g., Item 1, "Description of Business".

Transactions with Promoters

A description of the Company’s founding shareholders and their contributions to the Company are set forth above in Item 5, “Directors and Executive Officers, Promoters and Control Persons.”

ITEM 8. DESCRIPTION OF SECURITIES

The authorized capital stock of our company consists of 100,000,000 shares of common stock, par value $0.001 per share, of which there are 4,000,000 issued and outstanding and 5,000,000 shares of Preferred Stock, no par value per share, of which none have been designated or issued. The following summarized the important provisions of our capital stock.

We have elected not to be governed by Florida Statute Sections 607.0901 and 607.0902, which govern affiliated transactions and control share acquisitions, respectively. By virtue of this election, non-affiliated shareholders, if any, will be less likely to be given an opportunity to vote upon any type of acquisition or reorganization.

We have not authorized the issuance of any securities, whether debt or equity, other than the securities described below.

Common Stock

Our holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Neither of our current shareholders has voting control of a majority of our common stock.  Florida law permits the holders of the minimum number of shares necessary to take action at a meeting of shareholders (normally a majority of the outstanding shares) to take action by written consent without a meeting, provided notice is given to all other shareholders, if any. The holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of common stock, as such, have no conversion, preemptive, redemption provisions or other subscription rights.

Preferred Stock

The board of directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Florida, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any preferred stock, or to adopt any series, preferences, or other classification of preferred stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the board of directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. We have no present plans to issue any preferred stock.

For more information about our capital stock, please see the copy of our Amended and Restated Articles of Incorporation and bylaws, copies of which have been filed as exhibits to this Form 10-SB.

Dividends

We have not paid any dividends on our common stock and do not presently intend to pay cash dividends prior to the consummation of a business combination. The payment of cash dividends in the future, if any, will be contingent upon our revenues and earnings, if any, capital requirements, and general financial condition subsequent to consummation of a business combination, if any. The payment of any dividends subsequent to a business combination, if any, will be within the discretion of our then existing board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, the board of directors does not anticipate paying any cash dividends in the foreseeable future.

Trading of Securities in Secondary Market

There is no present market for our securities.  We presently have 4,000,000 shares of common stock issued and outstanding, all of which are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering. The SEC has concluded that Rule 144 is not available for resale transactions for securities issued by blank check companies and, consequently, the resale of such securities cannot occur without registration under the Securities Act.  Further, promoters and affiliates of a blank check company and their transferees would be considered "underwriters" under the Securities Act when reselling the securities of a blank check company. The SEC also states that these securities can only be resold through a registered offering. Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of that Rule. As a result of the foregoing, our current shareholders will not be able to rely on the provisions of Rule 144. Waterford Capital Group, Inc. and Mr. Scimeca will instead be required to file a registration statement under the Securities Act in order to complete any public sales of their shares. Further information may be found in the NASD Notice to Members 00-49.

Following a business combination, a target company will normally wish to list its common stock for trading in one or more United States markets. The target company may elect to apply for such listing immediately following the business combination or at some later time. In order to qualify for listing on the Nasdaq Capital Market, a company must meet fairly stringent financial requirements.  If, after a business combination, we do not meet the qualifications for listing on the Nasdaq Capital Market, we may apply for quotation of our securities on the NASD OTC Bulletin Board. In certain cases we may elect to have our securities initially quoted in the "pink sheets" published by the Pink Sheets, LLC.

Rule 504 of Regulation D

The SEC is of the opinion that Rule 504 of Regulation D, which exempts from Securities Act registration limited offerings and sales of securities not exceeding $1,000,000, is not available to blank check companies.

Anti-Takeover Provisions

a)           In General

The Florida Business Corporation Act contains provisions designed to enhance the ability of our board of directors to respond to attempts to acquire control of the Company. These provisions may discourage takeover attempts which have not been approved by the board of directors. This could include takeover attempts that shareholders, if any, other than our majority shareholder, deem to be in their best interest. These provisions may adversely affect the price that a potential purchaser would be willing to pay for our outstanding shares of common stock.  These provisions may deprive shareholders, other than our majority shareholder, of the opportunity to obtain a takeover premium for your shares of common stock. These provisions could make the removal of incumbent management more difficult. These provisions may enable a minority of our directors and the holders of a minority of our outstanding voting shares to prevent, discourage or make more difficult a merger, tender offer or proxy contest, even though the transactions may be favorable to the interests of shareholders. These provisions could also potentially adversely affect the market price of our shares of common stock, if any. Currently, we only have one officer and director and a majority of our outstanding shares of common stock are beneficially owned by a single shareholder.

b)           Authorized but Unissued Stock

The authorized but unissued shares of our common stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans, if any. The existence of authorized, but unissued shares of common stock may enable our board of directors to issue shares of capital stock to persons friendly to our sole officer and director and/or to our majority shareholder. This may have the effect of discouraging attempts to obtain control of the Company.

c)           Evaluation of Acquisition Proposals

The Florida Business Corporation Act expressly permits our board of directors, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of the assets of the Company, or any similar extraordinary transaction, to consider all relevant facts including, without limitation, the social, legal, and economic effects on the employees, customers, suppliers and other constituencies of the Company, and on the communities and geographical areas in which they operate. Our board of directors may also consider the amount of consideration being offered in relation to the then current market price, if any, for our outstanding shares of capital stock and our then current value in a freely-negotiated transaction. Our sole officer and director believes that these provisions are in the long-term best interests of the Company and our shareholders.

d)           Transactions with Interested Shareholders

We are subject to the Florida affiliated transactions statute which generally requires approval by the disinterested directors or supermajority approval by shareholders for certain specified transactions between a corporation and a holder, or its affiliates, of more than 10% of the outstanding shares of the corporation. These provisions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts. Accordingly, these provisions may discourage attempts to acquire the Company. Currently, we only have one officer and director and a majority of the outstanding shares of common stock are beneficially owned by one shareholder.

Transfer Agent

We presently serve as our own transfer agent and registrar for our common stock.

PARTII

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information.

Our common stock has not been registered with the SEC or any state securities agency or authority. No public trading market presently exists for our shares of common stock, and there are no present plans, proposals, arrangements or understandings with any person with regard to the development of any trading market in any of our securities. No assurances can be made that a trading market for our common stock will ever develop. No shares of common stock have been registered for resale under the blue sky laws of any state. The holders of shares of common stock, and persons who may desire to purchase shares of common stock in any trading market that might develop in the future, should be aware that there may be significant state blue sky law restrictions upon the ability of shareholders to sell their shares and of purchasers to purchase the shares of common stock. Some jurisdictions may not allow the trading or resale of blind pool or "blank-check" securities under any circumstances. Accordingly, shareholders should consider the secondary market for our securities to be an extremely limited market for the resale of our securities, until such time that a trading market for our shares of common stock has developed, if any.

None of our shares of common stock are presently subject to outstanding options or warrants to purchase, or securities convertible into our common equity. There are two (2) shareholders of our common stock holding a total of 4,000,000 shares. All of these shares are "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in a private transaction not involving a public offering in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act. These shares cannot be resold under Rule 144 but must be registered under the Securities Act. The Company has not provided to any shareholder registration rights to register under the Securities Act any shareholder's shares for sale.

Neither the Company, our sole officer and director, nor our shareholders have, at the present time, any plans, proposals, arrangements, understandings or intention of selling any unissued or outstanding shares of common stock in the public market subsequent to a business combination. Nevertheless, in the event that substantial amounts of common stock are sold in the public market subsequent to a business combination, such sales may adversely affect the price for the sale of the Company's equity securities in any trading market which may develop, if at all. No prediction can be made as to the effect, if any, that market sales of restricted shares of common stock or the availability of such shares for sale will have on the market prices prevailing from time to time, if any.

Dividends.

We have not paid any dividends on our common stock to date and do not presently intend to pay cash dividends prior to the consummation of a business combination. The payment of cash dividends in the future, if any, will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to the consummation of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of our then existing board of directors. It is the present intention of our sole director to retain all earnings, if any, for use in our business operations and, accordingly, the board of directors does not anticipate paying any cash dividends in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS.

Presently, there are no legal proceedings to which we are a party, and we do not know nor are we aware of any legal proceedings threatened or contemplated against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There are not and have not been any disagreements between the Company and its accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

The following sets forth information relating to all previous sales of our common stock, which sales were not registered under the Securities Act.

In connection with our organization on December 22, 2006, 2,000,000 shares of restricted common stock were issued to Waterford Capital Group, Inc. in exchange for $2,000.00 in cash. Charles J. Scimeca subscribed to another 2,000,000 shares of restricted common stock in exchange for $2,000.00 in cash, on July 31, 2007. The foregoing purchases were exempt from registration under the Securities Act, pursuant to Section 4(2), and/or Rule 506 promulgated thereunder.

The purchasers listed above represented their intention to acquire the securities for investment purposes and their understanding that the securities were not issued pursuant to a registration statement under the Securities Act.  A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.  The purchasers represented that they are accredited and sophisticated investors and that the shares were not offered to them by any means of general solicitation or general advertising. The purchasers acknowledged that they cannot re-sell any of their shares pursuant to Rule 144.

We have never utilized an underwriter for an offering of our securities, and there were no underwriting discounts or commissions involved in any of our securities transactions. Other than the securities described above, we have not issued or sold any securities.

No securities have been issued for services, and no services were performed by any purchaser as consideration for the shares issued.  Neither we nor any person acting on our behalf offered or sold the securities by means of any form of general solicitation or general advertising.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our bylaws contain the broadest form of indemnification for our officers and directors permitted under Florida law. Our bylaws generally provide as follows:

The Company shall indemnify each person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit, proceeding or alternative dispute resolution procedure, whether (a) civil, criminal, administrative, investigative or otherwise, (b)formal or informal or (c) by or in the right of the Corporation (collectively, a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, manager, officer, partner, trustee, employee or agent of another foreign or domestic corporation or of a foreign or domestic limited liability company, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as such a director, officer, employee or agent of the Corporation or in any other capacity while serving as such other director, manager, officer, partner, trustee, employee or agent, shall be indemnified and held harmless by the Corporation against all judgments, penalties and fines incurred or paid, and against all expenses (including attorneys' fees) and settlement amounts incurred or paid, in connection with any such proceeding and any appeal or appeals thereof, if the person acted in good faith and in a manner the person reasonably believed to be in conformity with, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person's conduct was unlawful. Until such time as there has been a final judgment to the contrary, a person shall be presumed to be entitled to be indemnified under this Section. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, either rebut such presumption or create a presumption that (a) the person did not act in good faith and in a manner which the person reasonably believed to be in conformity with, or not opposed to, the best interests of the Corporation, (b) with respect to any criminal action or proceeding, the person had reasonable cause to believe that the person's conduct was unlawful or (c) the person was not successful on the merits or otherwise in defense of the proceeding or of any claim, issue or matter therein. If the Florida Business Corporation Act  (“FBCA”) is hereafter amended to provide for indemnification rights broader than those provided by this Section, then the persons referred to in this Section shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the FBCA as so amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior to such amendment).

Our bylaws provide that we will advance to any officer or director who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer, of the Company, or is or was serving at the request of the Company as a director or executive officer. Our bylaws require that the person proposed to be indemnified shall first have submitted a written claim to the Company requesting indemnification and stipulating that all funds advanced shall be repaid to the Company if it shall be finally determined by our board of directors that the indemnitee is not entitled to indemnification.

PART F/S

Index to Audited and Unaudited Consolidated Financial Statements:

Audited Financial Statements

Unaudited Financial Statements

Biscayne Acquisition Group, Inc.
(A Development Stage Company)
Financial Statements
December 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder’s of:
  Biscayne Acquisition Group, Inc.

We have audited the accompanying balance sheet of Biscayne Acquisition Group, Inc. (a development stage company) as of December 31, 2006, and the related statements of operations, changes in stockholder’s equity and cash flows for the period from December 22, 2006 (inception) to December 31, 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biscayne Acquisition Group, Inc. (a development stage company) as of December 31, 2006, and the results of its operations and its cash flows for the period from December 22, 2006 (inception) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Berman & Company, P.A.
Berman & Company, P.A.
Boca Raton, Florida
August 3, 2007

Biscayne Acquisition Group, Inc.
(A Development Stage Company)
Balance Sheet
December 31, 2006

Assets

Assets:
Cash	$2,000
Total Assets	$2,000

Stockholders’ Equity

Stockholders’ Equity:
Preferred stock (no par value), 5,000,000 shares authorized,
authorized, none issued and outstanding)	$-
Common stock ($0.001 par value, 100,000,000 shares authorized,
authorized, 2,000,000 shares issued and outstanding)	2,000
Additional paid in capital	70
Deficit accumulated during development stage	(70)
Total Stockholders’ Equity	$2,000

See accompanying notes to financial statements.

Biscayne Acquisition Group, Inc.
(A Development Stage Company)
Statement of Operations
For the Period from December 22, 2006 (Inception) to December 31, 2006

Revenues	$-

Operating Expenses
General and administrative	70

Total Operating Expenses	70

Net Loss	$(70)

Net loss per share - basic and diluted	$(0.00)

Weighted average number of shares outstanding
during the period - basic and diluted	2,000,000

See accompanying notes to financial statements.

Biscayne Acquisition Group, Inc.
(A Development Stage Company)
Statement of Changes in Stockholders' Equity
For the Period from December 22, 2006 (Inception) to December 31, 2006

				Deficit
				Accumulated
				During	Total
	Common Stock, $.001 Par Value		Additional	Development	Stockholders'
	Shares	Amount	Paid in Capital	Stage	Equity

Common stock issued to founder for cash ($0.001 per share)	2,000,000	$2,000	$-	$-	$2,000

Contributed capital - related party	-	-	70	-	70

Net loss for the period ended December 31, 2006	-	-	-	(70)	(70)

Balance December 31, 2006	2,000,000	$2,000	$70	$(70)	$2,000

See accompanying notes to financial statements.

Biscayne Acquisition Group, Inc.
(A Development Stage Company)
Statement of Cash Flows
For the Period from December 22, 2006 (Inception) to December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(70)
Adjustments to reconcile net loss to net cash used in
operating activities:
Contributed services - related party	70
Changes in operating assets and liabilities:
Accrued salaries - related party	-
Accrued expenses	-
Net Cash Provided By Operating Activities	-
CASH FLOWS FROM INVESTING ACTIVITIES:	-
Cash paid for acquisition of intangible asset	-
Net Cash Used in Investing Activities	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock - related party	2,000
Net Cash Provided By Financing Activities	2,000

Net Increase in Cash	2,000
Cash - Beginning of Period	-
Cash - End of Year	$2,000

SUPPLEMENTARY CASH FLOW INFORMATION:
Cash Paid During the Period for:
Income Taxes	$-
Interest	$-

See accompanying notes to financial statements.

Biscayne Acquisition Group, Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2006

Note 1  Nature of Operations and Summary of Significant Accounting Policies

Nature of operations

Biscayne Acquisition Group, Inc. (the "Company"), was incorporated in Florida on December 22, 2006. The Company intends to serve as a vehicle to effect an asset acquisition, merger, or business combination with a domestic or foreign business. At December 31, 2006, the Company had not yet commenced operations.

Development Stage

The Company's financial statements are presented as statements of a development stage enterprise. Activities during the development stage primarily include related party equity-based financing.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

A significant estimate in 2006 included a 100% valuation allowance for deferred taxes due to the Company’s continuing and expected future losses.

Cash

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less and money market accounts to be cash equivalents.  The Company has no cash equivalents.

Net loss per share

Basic loss per share is computed by dividing net loss by weighted average number of shares of common stock outstanding during each period.  Diluted income per share is computed by dividing net income by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. At December 31, 2006, the Company does not have any outstanding common stock equivalents; therefore, a separate computation of diluted loss per share is not presented.

Stock-based compensation

All share-based payments to employees will be recorded and expensed in the statement of operations as applicable under SFAS No. 123R “Share-Based Payment”.  The Company has not issued any stock based compensation since inception.

Income Taxes

The Company  accounts for income taxes under the liability method in accordance with Statement of Financial  Accounting  Standards No. 109, "Accounting for Income Taxes" under this method,  deferred income tax assets and liabilities are determined based on differences  between the financial reporting and tax bases of assets and  liabilities  and are measured using the enacted tax rates and laws  that will be in effect  when the  differences  are  expected  to reverse.

Recent accounting pronouncements

In February 2006, the FASB issued SFAS 155, which applies to certain "hybrid financial instruments," which are instruments that contain embedded derivatives. The new standard establishes a requirement to evaluate beneficial interests in securitized financial assets to determine if the interests represent freestanding derivatives or are hybrid financial instruments containing embedded derivatives requiring bifurcation. This new standard also permits an election for fair value remeasurement of any hybrid financial instrument containing an embedded derivative that otherwise would require bifurcation under SFAS 133. The fair value election can be applied on an instrument-by-instrument basis to existing instruments at the date of adoption and can be applied to new instruments on a prospective basis. The Company does not expect the adoption of SFAS 155 to have a material impact on their financial position, results of operations or cash flows.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, (“FIN 48”) “Accounting for uncertainty in income taxes – an interpretation of SFAS No. 109." This Interpretation provides guidance for recognizing and measuring uncertain tax positions, as defined in FASB No. 109, “Accounting for income taxes." FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefit of an uncertain tax position to be recognized in the financial statements.  Guidance is also provided regarding derecognition, classification and disclosure of uncertain tax positions.  FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact on their financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have a material impact on their financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158 (“SFAS 158”), “Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS 158 requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The new reporting requirements and related new footnote disclosure rules of SFAS 158 are effective for fiscal years ending after December 15, 2006. The new measurement date requirement applies for fiscal years ending after December 15, 2008. The Company does not expect the adoption of SFAS 158 to have a material impact on their financial position, results of operations or cash flows.

In September 2006, the U.S. Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin (“SAB No. 108”), which expresses the views of the SEC staff regarding the process of quantifying financial statement misstatements. SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The guidance of this SAB is effective for annual financial statements covering the first fiscal year ending after November 15, 2006, which is December 31, 2006 for the Company. SAB No. 108 did not have an impact on the Company’s financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain other items at fair value. The unrealized gains and losses on items for which the fair value option has been elected should be reported in earnings.  The decision to elect the fair value options is determined on an instrument-by-instrument basis should be applied to an entire instrument, and is irrevocable.  Assets and liabilities measured at fair values pursuant to the fair value option should be reported separately in the balance sheet from those instruments measured using other measurement attributes.  SFAS No. 159 is effective as of the beginning of the Company’s 2008 fiscal year. We are currently analyzing the potential impact of adoption of SFAS No. 159 on our financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

Note 2 Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" "SFAS 109". SFAS 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carryforwards.  SFAS 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

The Company has a net operating loss carryforward for tax purposes totaling approximately $70 at December 31, 2006 expiring through the year 2026.  Internal Revenue Code Section 382 places a limitation on the amount of taxable income that can be offset by carryforwards after a change in control (generally greater than a 50% change in ownership).  Temporary differences, which give rise to a net deferred tax asset, are as follows:
Significant deferred tax assets at December 31, 2006 are as follows:

Gross deferred tax assets:
Net operating loss carryforwards	$26
Total deferred tax assets	26
Less: valuation allowance	(26)
Net deferred tax asset recorded	$-

The valuation allowance at December 22, 2006 (inception) was $0.  The net change in valuation allowance during the period ended December 31, 2006 was an increase of $26.  In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.  The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  Based on consideration of these items, management has determined that enough uncertainty exists relative to the realization of the deferred income tax asset balances to warrant the application of a full valuation allowance as of December 31, 2006.

The actual tax benefit differs from the expected tax benefit for the period ended December 31, 2006 (computed by applying the U.S. Federal Corporate tax rate of 34% to income before taxes and 4% for state income taxes, a blended rate of 36.64%) as follows:

Expected tax expense (benefit) – Federal	$(23)
Expected tax expense (benefit) – State	(3)
Change in valuation allowance	26
Actual tax expense (benefit)	$-

Note 3 Stockholder’s Equity

(A) Common Stock Issuance for Cash

On December 22, 2006, the Company issued 2,000,000 shares of common stock, par value $.001 per share, to its founder for $2,000.

(B) Contributed Capital – Related Party

During 2006, a related party of the Company’s President paid $70 for general and administrative expenses on behalf of the Company.

Note 4 Subsequent Events

(A) Contributed Capital – Related Party

During the period from January 1, 2007 to August 3, 2007, a related party of the Company’s President contributed professional services to the Company aggregating $750. The value of services was based upon the fair value of the services provided.

(B) Contributed Services – Related Party

During 2007, a related party of the Company’s President paid $210 for general and administrative expenses on behalf of the company.

(C) Stock Issued for Cash

On July 31, 2007, the Company issued 2,000,000 shares of common stock, par value $.001 per share, for $2,000.  The same stockholder also provided an additional $1,000 as contributed capital.

Biscayne Acquisition Group, Inc.
(A Development Stage Company)
Financial Statements

For the six months ended June 30, 2007 and for the
period from December 22, 2006 (inception) to June 30, 2007
(Unaudited)

Biscayne Acquisition Group, Inc.
(A Development Stage Company)
Balance Sheet
June 30, 2007
(Unaudited)

Assets

Assets:
Cash	$1,675
Total Assets	$1,675

Stockholders’ Equity

Stockholders’ Equity:
Preferred stock (no par value), 5,000,000 shares authorized,
authorized, none issued and outstanding)	$-
Common stock ($0.001 par value, 100,000,000 shares authorized,
authorized, 2,000,000 shares issued and outstanding)	2,000
Additional paid in capital	680
Deficit accumulated during development stage	(1,005)
Total Stockholders’ Equity	$1,675

See accompanying notes to financial statements.

Biscayne Acquisition Group, Inc.
(A Development Stage Company)
Statements of Operations
(Unaudited)

			For the Period
			from December
	For the three months ended	For the six months ended	22, 2006(Inception) to
	June 30, 2007	June 30, 2007	June 30, 2007

Operating Expenses
General and administrative	$490	$935	$1,005

Total Operating Expenses	490	935	1,005

Net Loss	$(490)	$(935)	$(1,005)

Net loss per share - basic and diluted	$(0.00)	$(0.00)	$(0.00)

Weighted average number of shares outstanding
during the period - basic and diluted	2,000,000	2,000,000	2,000,000

See accompanying notes to financial statements.

Biscayne Acquisition Group, Inc.
(A Development Stage Company)
Statements of Cash Flows
(Unaudited)

		For the Period
	For the six months	from December
	ended	(Inception) to
	June 30, 2007	June 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(935)	$(1,005)
Adjustments to reconcile net loss to net cash used in
operating activities:
Contributed services - related party	610	680
Net Cash Used In Operating Activities	(325)	(325)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock - related party	-	2,000
Net Cash Provided By Financing Activities	-	2,000

Net Increase (Decrease) in Cash	(325)	1,675

Cash - Beginning of Period	2,000	-

Cash - End of Period	$1,675	$1,675

SUPPLEMENTARY CASH FLOW INFORMATION:
Cash Paid During the Period for:
Income Taxes	$-	$-
Interest	$-	$-
See accompanying notes to financial statements.

Biscayne Acquisition Group, Inc.
(A Development Stage Company)
Notes to Financial Statements June 30, 2007 (Unaudited)

Note 1 Basis of Presentation
The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the United States Securities and Exchange Commission for interim financial information. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, stockholders’ equity or cash flows. It is management's opinion, however, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

The unaudited interim financial statements should be read in conjunction with the Company’s Annual Report on Form 10-SB, which contains the audited financial statements and notes thereto, together with the Management’s Discussion and Analysis, for the year ended December 31, 2006. The interim results for the period ended June 30, 2007 are not necessarily indicative of results for the full fiscal year.

Note 2 Nature of Operations and Summary of Significant Accounting Policies

Nature of operations

Biscayne Acquisition Group, Inc. (the "Company"), was incorporated in Florida on December 22, 2006. The Company intends to serve as a vehicle to effect an asset acquisition, merger, or business combination with a domestic or foreign business. At June 30, 2007, the Company had not yet commenced operations.

Development Stage

The Company's financial statements are presented as statements of a development stage enterprise. Activities during the development stage primarily include related party equity-based financing.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less and money market accounts to be cash equivalents.  The Company has no cash equivalents.

Net loss per share

Basic loss per share is computed by dividing net loss by weighted average number of shares of common stock outstanding during each period.  Diluted income per share is computed by dividing net income by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. At June 30, 2007, the Company does not have any outstanding common stock equivalents; therefore, a separate computation of diluted loss per share is not presented.

Note 3 Stockholder’s Equity

(A) Common Stock Issuance for Cash
On December 22, 2006, the Company issued 2,000,000 shares of common stock, par value $.001 per share, to its founder for $2,000.

(B) Contributed Capital and Services – Related Party
(1) Year ended December 31, 2006

During 2006, a related party of the Company’s President paid $70 for certain general and administrative expenses on behalf of the Company.

(2) Period ended June 30, 2007
During the six months ended June 30, 2007, a related party of the Company’s President contributed professional services to the Company aggregating $400. The value of services was based upon the fair value of the services provided.

During the six months ended June 30, 2007, a related party of the Company’s President paid $210 for general and administrative expenses on behalf of the company.

Note 4 Subsequent Events

(A) Contributed Services – Related Party

During the period July 1, 2007 to August 3, 2007, a related party of the Company’s President contributed professional services to the Company aggregating $350. The value of services was based upon the fair value of the services provided.

(B) Stock Issued for Cash

On July 31, 2007, the Company issued 2,000,000 shares of common stock, par value $.001 per share, for $2,000. The same stockholder also provided an additional $1,000 as contributed capital.

PART III

INDEX TO EXHIBITS

Exhibit
Number	Description

3.1	Articles of Incorporation of Registrant

3.1.1	Amended and Restated Articles of Incorporation

3.2	Bylaws of Registrant

4.1	Specimen of Common Stock Certificate

4.2	Instruments defining the rights of security holders
(included in Exhibit 3.1)

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Biscayne Acquisition Group, Inc.

Date: August 10, 2007	By:	/s/ Luz M. Weigel
Luz M. Weigel
President, Secretary and Treasurer (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)